Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-121767 of Prosperity Bancshares, Inc. on Form S-4 of our report dated March 8, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Accounting Standards No. 142 “Goodwill and Other Intangible Assets”), except for note 19 and related reclassifications relating to the adoption of Financial Accounting Standards Board Interpretation No. 46R “Consolidation of Variable Interest Entities,” as to which date is December 23, 2004, appearing in the Annual Report on Form 10-K of Prosperity Bancshares, Inc for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Houston, Texas

January 13, 2005